Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
1.	Intevac Photonics, Inc.
2.	Intevac Pacific Group Holdings Ltd. Pte — Singapore
3.	Lotus Technologies, Inc. — Santa Clara, California
4.	IRPC, Inc. — Santa Clara, California
5.	Intevac Foreign Sales Corporation — Barbados
6.	Intevac Asia Private Limited — Singapore
7.	Intevac Malaysia Sdn Bhd — Malaysia
8.	Intevac Limited — Hong Kong
9.	Intevac (Shenzhen) Co. Ltd. — China
10.	IVAC Co. Ltd. — Korea
11.	Intevac Japan Kabushiki Kaisha (KK) — Japan